Exhibit 2

Date: May 24, 2010

To:

Bank Hapoalim Ltd.

Re.: Credit Facility Deed

Whereas:	We, the undersigned, have requested and/or will request from Bank Hapoalim Ltd. (hereinafter – “the Bank”) to grant to us at our account no. 669566 at the Central Branch (600) of the Bank (hereinafter – “Our Account”) a credit facility in the amount of NIS 300 (three hundred) million (hereinafter – “the Credit Facility”) for the period through May 24, 2013 (hereinafter – “the Credit Period” and “the End of the Utilization Period”, respectively), for the purpose of receiving loans and various other banking services in foreign currency and/or in shekels, all as set forth and in accordance with the terms of this facility deed;

And Whereas:	The Bank has conditioned its response to our request, inter alia, on our signing this facility deed;

Accordingly, it is hereby declared, confirmed and undertaken with the Bank as follows:

1.	General

1.1.	The prelude to this facility deed is an integral part thereof.

1.2.	The Documents of General Terms (as defined in clause 3 below), which are attached to this facility deed, constitute an integral part of this facility deed (the Documents of General Terms and this facility deed, hereinafter, collectively – “the Facility Deed”).

2.	The Credit and the Type Thereof

2.1.	With effect from the date of signature of this Facility Deed, we will be entitled, from time to time through the end of the Utilization Period and subject to the matters referred to in clause 6 below, to receive from the Bank credit, loans and other banking services, the date for the full and absolute repayment of each of which will not be later than the End of the Utilization Period (hereinafter, collectively – “the Banking Services” or “the Credit”), as set forth below:

2.1.1.	Shekel loans of the “on-call” type (hereinafter – “On-Call Credit”).

2.1.2.	Foreign currency credit in the form of a current loan account (CLA) (hereinafter – “CLA FC Credit”).

2.1.3.	Loans in foreign currency (hereinafter – “FC Loans”).

2.2.	Every application by us to be allotted any Banking Service will be made in the manner set forth therefor on the relevant document in the Documents of General Terms (as defined below). Subject to anything stated in this Facility Deed heretofore or hereinafter, the choice of the type of Credit, from those listed in sub-clauses 2.1.1 or 2.1.2 above, or the type of interest requested by us (solely from the types set forth above [sic]) will be at our discretion, subject to the terms in the Documents of General Terms, with it being clarified that each of the aforesaid Credit types bears different wholesale interest, as is the Bank’s normal practice.

2.3.	The date of granting any Banking Service will be at our discretion, provided that, in the case of an amount in excess of USD 30 (thirty) million, our notice regarding this matter will be sent to the Bank at least one business day in advance, according to the procedure and terms specified in the relevant documents in the Documents of General Terms in accordance with the type of Bank Service applied for by us and in the currency relevant thereto.

2.4.	We are aware that the amount of the Credit Facility has been specified by the Bank in Israeli currency (NIS) for reasons of convenience and, accordingly, whenever a Banking Service is granted as part of the Banking Services in a currency other than NIS (hereinafter – “the Parallel Credit”), for the purpose of calculating the total amount actually utilized by us through to that date, out of the total Credit Facility, the amount of the Parallel Credit will be converted into NIS at the representative exchange rate of the relevant currency against NIS, prevailing at the Bank on that date. The amount in NIS obtained as a result of the aforesaid conversion will be the amount to be deducted by the Bank from the Credit Facility and will be used for calculating the balance remaining at our disposal, up to the Credit Facility ceiling.

2.5.	The Bank will be responsible, at any point in time at its discretion, for checking whether changes that have occurred in the exchange rates have created a situation whereby the amounts owed to the Bank in connection with the Banking Services are in excess of the amount of the Credit Facility (hereinafter – “the Excess Amount”), and if an excess has been created – the Bank will be responsible for demanding that we immediately repay the Excess Amount within no more than 3 business days from the date of the Bank’s demand. We are aware that the immediate repayment of the aforesaid Excess Amount, whether it be in foreign currency or in Israeli currency, could involve damages and/or expenses for the Bank, and we undertake to bear all the aforesaid direct damages and/or expenses caused to the Bank, if such are caused, and to pay these immediately, upon first being demanded by the Bank.

2.6.	The Credit Facility will be available for utilization from the date of it being granted through to the End of the Utilization Period, provided that all credit taken by us pursuant to this Deed is repaid not later than the End of the Utilization Period. We will be entitled to notify the Bank from time to time (by giving written notice) of a reduction in the Credit Facility and, in such a case, the Credit Facility will be irrevocably reduced and it will not be possible to withdraw amounts in excess of the reduced amount of the Credit Facility without the prior written consent of the Bank. The fee referred to in clause 7.2 below will be calculated, with effect from the date of the aforementioned notification, with respect to the reduced amount of the Credit Facility following the aforementioned notification.

3.	Documents of General Terms

3.1.	Without derogating from the provisions of this Facility Deed, each of the Banking Services, according to the type thereof, will be subject to the general terms set forth in the following documents (hereinafter, collectively – “Documents of General Terms”):

3.1.1.	With regard to On-Call Credit – On-Call Credit will be subject to the provisions of the letter of undertaking entitled “Letter of Undertaking Regarding the Grant of Daily Credit Repayable on Demand (Short-Term Credit)”, in accordance with the wording in Appendix “A” attached to this Facility Deed.

3.1.2.	With regard to CLA FC Credit – CLA FC Credit will be subject to the provisions of the Letter of Undertaking for Receiving a FC Credit Facility, in accordance with the wording in Appendix “B” attached to this Facility Deed.

It is agreed that the CLA FC Facility is to be granted each time for periods, each of which will not exceed three months (periods that can be renewed from time to time, through to the End of the Utilization Period), and in the following currencies – US dollars, Canadian dollars or euros. Accordingly, on the date of signing this Facility Deed, we will sign a letter of undertaking to receive a CLA FC Credit Facility, as set forth in the aforementioned Appendix B, with respect to each of the aforesaid foreign currencies, and the current CLA Credit Facilities on Our Account will be cancelled.

3.1.3.	With regard to FC Loans – FC Loans will be subject to the provisions for repaying a foreign currency loan, in accordance with the wording in Appendix “C” attached to this Facility Deed.

3.2.	It is hereby clarified that the undertakings included in each of the Documents of General Terms is in addition to our undertakings in this Facility Deed and nothing stated in any document from the Documents of General Terms will be taken as derogating from any rights of the Bank pursuant to this Facility Deed. It is nevertheless clarified that the provisions of the Documents of General Terms are subject to the provisions of this Facility Deed with regard to any matter discussed in the context of the Documents of General Terms. In any instance of discrepancy or non-congruence between that stated in any of the Documents of General Terms and that stated in this Facility Deed, the provisions of the Facility Deed will prevail.

3.3.	In any event, the grant of the Banking Services by the Bank will be conditional upon our signing the relevant document from the Documents of General Terms.

4.	Interest

For Banking Services of the following types: CLA FC Credit, On-Call Credit and FC Loans the interest will be at a rate of 2.5% per annum (hereinafter – “the Margin”) above wholesale interest (as defined below).

Notwithstanding the aforesaid –

(I) In the event that the rating of the guarantor (as defined below) and/or of the series of bonds of the guarantor are downgraded below an (A-) rating from S&P Maalot – the Israel Securities Rating Co. Ltd. and/or an equivalent rating from Midroog Ltd. and/or another rating agency approved by the Commissioner for the Capital Market, Insurance and Savings, which of these is the lowest (hereinafter “the Rating”), the Margin will be raised as detailed below:

a.	If the Rating is downgraded to (BBB+), the Margin will be raised by 0.25% per annum (viz., the interest will be at a rate of 2.75% per annum above wholesale interest (as defined below);

b.	For any downgrade of two additional rating grades, the Margin will be raised by a further 0.25% per annum (for example: if the Rating is downgraded from (BBB+) to (BBB-), the interest will be at a rate of 3% per annum above wholesale interest; if the Rating is downgraded from (BBB-) to (BB), the interest will be at a rate of 3.25% per annum above wholesale interest).

(The wholesale interest (as defined below) plus the Margin will hereinafter be referred to, in relation to the relevant Credit, as – “the Interest”.)

“Wholesale interest” is defined as – the rate of interest before any Margin increment used by the Bank for setting interest for its customers for the purpose of granting credit – in an amount, of a type, and for a period that are similar to the amount, type and period of the Credit under discussion, at the time of granting the Credit under discussion. The aforesaid applies to both Credit that bears interest at a fixed rate and also to Credit that bears interest at a variable rate. In the case of variable interest, the rate of interest set for the Credit under discussion in accordance with the principles set out above will vary during the period of the Credit under discussion, but only in accordance with changes in the rate of the base interest (for example: Prime interest or LIBOR interest), and all being subject to the provisions of the documents for the grant of the Credit under discussion. The Bank’s notification regarding its wholesale interest will be binding upon us.

The Interest, as well as the Interest period, will be calculated in accordance with the provisions of the documents for the Credit under discussion.

Arrears interest will be at a rate of 4% above the Interest rate.

5.	Collateral

5.1.	The following will serve, to the full satisfaction of the Bank, as continuous collateral to guarantee the full and exact payment of all amounts due and/or falling due to the Bank, with respect to the Credit, including fees and expenses, that is the subject of this Facility Deed and/or is granted pursuant to this Facility Deed and/or pursuant to any document from the Documents of General Terms (hereinafter – “the Above Amounts”), and also of all our other duties and obligations toward the Bank pursuant to the documents that we have signed and/or that we will sign in favor of the Bank:

5.1.1.

A first-ranking fixed charge, in an unlimited amount, on 20,580,362 shares of Gazit-Globe Ltd. (hereinafter – “Gazit-Globe”), a company whose shares are listed on the Tel-Aviv Stock Exchange, as well as other Gazit-Globe shares, to the extent that such are pledged by us, subject to the proviso that the Gazit-Globe shares pledged to the Bank do not constitute more than 20% of the issued and paid-up share capital of Gazit-Globe at any time (hereinafter – “the Pledged Shares”), and all the rights with respect thereto, including all dividends with respect to those shares. The Pledged Shares will be deposited in account no. 615059 in the name of Poalim Trust Services Ltd., as trustee on our behalf, at the Central Branch (600) of the Bank and in any other account held in the name of Poalim Trust Services Ltd. at the Bank, as trustee on our behalf, and will stand in lieu of the aforesaid account (hereinafter – “the Account”).

It is agreed between the parties that, shortly after signing this Facility Deed, the Pledged Shares will be transferred from the Account in the name of Poalim Trust Services Ltd. specified above, and will be deposited in an account at the Bank in the name of the Company and owned by it, and, accordingly, we will sign appropriate deeds amending the collateral documents with respect to the Pledged Shares.

Notwithstanding the aforesaid, it is agreed that, so long as a “Breach Event” as defined in clause 8 below has not occurred, we will have the right to receive for our disposition all fruits resulting from the Pledged Shares, including and especially dividends.

5.1.2.	A fixed charge on all our rights in the Account, including pursuant to the account opening documents (which include the right to receive balances standing to the credit of the Account), and to all funds and/or assets (including securities) deposited and/or held in the Account and/or standing to its credit, including all the rights, income, and proceeds belonging to us with respect to and in connection with the Account, the aforesaid funds and/or assets and their fruits.

A floating charge on all the funds and/or assets (including securities) to be deposited and/or to be held in the Account and/or that will stand to its credit, including all the rights, income, and proceeds that will accrue to us with respect to and in connection with the Account, the aforesaid funds and/or assets and their fruits.

5.1.3.	A continuous guarantee, in an unlimited amount, from Gazit Inc. (hereinafter – “the Guarantor”).

5.2.	The collateral specified in clause 5.1 above is continuous collateral that will remain in effect irrespective of any account closure or other matter or event, no matter of what sort or kind, and it will remain in full force until the full and final repayment of all the amounts that we owe and/or will owe to the Bank and that are secured by the above collateral.

5.3.	Notwithstanding the matters referred to heretofore and hereinafter, the Bank will from time to time, at our request, permit the release of part of the Pledged Shares, so long as a “Breach Event” as defined in clause 8 below has not occurred, and provided that, subsequent to the aforementioned release, the ratio between the amount of the Credit taken on account of the Facility and the market value of the Pledged Shares (as defined in clause 8.2 below) remaining in the Account after the aforementioned release does not exceed 0.45 (zero point forty five).

5.4.	[Revoked].

In order to remove any doubt, in any situation where the Bank demands the immediate repayment of the Above Amounts, in their entirety or in part, as stated in clause 8 below, the Bank will be entitled to make a set off against the funds and assets held in any of our accounts, and/or in any of the accounts of Poalim Trust Services Ltd., serving as trustee on our behalf and on behalf of the Bank within the framework of the pledges detailed above, and/or to dispose of the Pledged Shares (and, in relation to the sale of the Pledged Shares incidental to the foreclosure of the pledge thereon – subject to giving at least 3 days’ prior notice), in their entirety or in part – and all at the sole discretion of the Bank, and subject to giving the required notice – if so required – in accordance with the relevant documents.

6.	Preconditions

Without derogating from or prejudicing the other rights of the Bank pursuant to this Facility Deed and/or pursuant to any document from the Documents of General Terms, we hereby confirm that we are aware that the grant of the Credit Facility and the Banking Services, or any of these, to us, is subject to the prior fulfillment of the following, cumulative conditions to the full satisfaction of the Bank:

6.1.	The absence of any legal prohibition.

6.2.	The non-occurrence of an event that constitutes a “Breach Event” as defined in this Facility Deed, or an event that, with the passage of time, or after giving notice or warning, will constitute an event that allows the Bank, in accordance with the provisions of this Facility Deed, to demand the immediate repayment of any of the Banking Services.

6.3.	Compliance with all the undertakings included in this Facility Deed. It is agreed that non-compliance with any undertaking that, in the opinion of the Bank, is material will constitute an obstacle to granting the Credit Facility and/or the Banking Services, in their entirety or in part.

6.4.	Providing the Bank with a Board of Directors’ minute regarding decisions taken for the receipt of the Credit Facility and to provide the Bank with the collateral and the undertakings in relation thereto, or a certification from the Company’s lawyer regarding the taking of the aforesaid decisions.

6.5.	Provision of the collateral set forth in clause 5 above. We will bear all the costs involved in creating the collateral.

6.6.	Our signature on the relevant document from the Documents of General Terms.

6.7.	Payments of the fees detailed in clause 7 below, according to the dates set forth therein.

6.8.	Our providing the Bank with a list of the companies included in the Guarantor’s balance sheet on an expanded stand-alone basis, with details of the holdings of these companies.

6.9.	At the time of granting the Credit Facility, the ratio between the Credit Facility and the market value of the Pledged Shares is not to exceed 0.6.

6.10.	At any time when Credit is drawn down from the Facility, the ratio between the amount of Credit taken on account of the Facility (through to said drawn-down and including the amount of the last, aforementioned draw-down) and the market value of the Pledged Shares (as defined in clause 8.2 below) is not to exceed 0.6.

6.11.	As of the date of signing this Facility Deed, the Rating of the Guarantor and of the series of the Guarantor’s bonds is to be at least (A/Negative) from S&P Maalot – the Israel Securities Rating Co. Ltd.

For its part, the Bank will do its utmost to inform us as soon as possible if one or more of the conditions listed above are not being fulfilled to its satisfaction.

7.	Fees

We will pay the Bank the following fees:

7.1.	An up-front fee at a rate of 0.1% (zero point one percent) per annum of the total Credit Facility. This fee will be collected in full on the date of signing this Facility Deed, in advance through to the End of the Utilization Period, and will not be refundable, except in the event of the Credit Facility being canceled or reduced at the request of the Bank, as a result of regulatory restrictions applicable thereto and except in the event of early repayment in full in the circumstances prescribed in clause 13.1 below (and, in such an event, the part of the up-front fee to be refunded will be pro-rata to the period remaining to the End of the Utilization Period and/or pro-rata to the percentage reduction in the Facility, as the case may be).

7.2.	A non-utilization fee at a rate of 0.45% (zero point forty five percent) per annum of the amount of the unutilized balance of the Credit Facility. This fee will be collected at the end of each calendar quarter that passes (and with regard to a part of a quarter, an appropriate proportion of the amount of the aforementioned non-utilization fee will be paid).

The calculation of this fee will be performed as follows:

Once a week, the Bank will check the unutilized balance of the Credit Facility and at the end of each calendar quarter will calculate the average unutilized balances of the Credit Facility, which are checked once a week as stated, with the non-utilization fee being calculated on the resulting average.

7.3.	A one-time fee at the rate of USD 30,000 (thirty thousand US dollars), which will be collected on the date of our signing this Facility Deed. The one-time fee will not be refundable, except in the event of early repayment in full in the circumstances prescribed in clause 13.1 below (and, in such an event, the part of the one-time fee to be refunded will be pro-rata to the period remaining to the End of the Utilization Period).

7.4.	Likewise, we undertake to pay any impost, levy or similar payment, if any, imposed in connection with pledging the Pledged Shares.

7.5.	Additional fees and expenses as agreed and/or to be agreed between ourselves and the Bank in writing.

We hereby confirm and instruct the Bank to charge Our Account with the above fees on the relevant dates.

8.	Immediate Repayment of the Above Amounts

Without derogating from the generality of the provisions of this Facility Deed, upon the occurrence of any of the situations detailed below (each of the situations detailed below will be referred to heretofore and hereinafter as – “a Breach Event”), the Bank will be entitled to demand immediate repayment of the Above Amounts, in their entirety or in part. In such a situation, we undertake to pay the Bank all the amounts due and falling due to the Bank on account of the Credit, and the Bank is entitled to charge us all the Above Amounts and to take whatever measures it deems appropriate to collect them and, in particular, to foreclose on the collateral, in any legally permitted manner, at our expense:

8.1.	If we breach any of the undertakings pursuant to this Facility Deed or any of our undertakings pursuant to any document from the Documents of General Terms and/or pursuant to any of the collateral documents provided to secure the Above Amounts, which is a material undertaking in the opinion of the Bank, and the aforesaid breach, to the extent that it can be rectified, is not rectified within 14 business days from the date of receiving written notice thereof from the Bank (to eliminate any doubt – the provisions of this clause 8.1 do not apply in relation to the specific instances detailed in the remaining sub-clauses of clause 8 hereunder, with regard to which the specific arrangements prescribed in any one of the aforesaid sub-clauses will apply), or, if it is revealed that any of the declarations made in this Facility Deed and/or in any document from the Documents of General Terms and/or in any of the collateral documents and/or in any other declaration made and/or to be made to the Bank by ourselves is incorrect or is inaccurate in a way that is material in the opinion of the Bank;

8.2.	If the ratio between our indebtedness to the Bank and the market value of the Pledged Shares is greater than 0.7, and provided that an event as referred to above has not been rectified within 3 (three) business days from the date of it materializing, by means of providing the Bank with additional collateral to its full satisfaction and/or by repaying Credit so that the above ratio does not exceed 0.7. It is hereby agreed that the aforesaid additional collateral may be in the form of a pledge created in favor of the Bank on additional Gazit-Globe shares, subject to the proviso that the Gazit-Globe shares pledged to the Bank do not constitute more than 20% of the issued and paid-up share capital of Gazit-Globe at any time.

“The market value of the Pledged Shares” is defined as – the quantity of the Pledged Shares multiplied by their average price on the Tel Aviv Stock Exchange (hereinafter – “the Stock Exchange”) during the 5 days preceding the examination date. The examination of the market value of the Pledged Shares on the Stock Exchange may be conducted by the Bank at any time and from time to time;

8.3.

If the ratio between the average of Gazit-Globe’s Funds From operations (FFO), as defined below, in the last two quarters preceding the relevant examination date multiplied by the percentage of the Pledged Shares out of the total of Gazit-Globe’s issued and paid-up share capital at each relevant examination date, to: the cumulative amount of the Interest due from us with respect to the Banking Services for the aforesaid examination period, is less than 1.75. The ratio referred to in this clause 8.3 above will be examined every quarter, at the end of each quarter.

For the purpose of this clause above, the term FFO means – the Direct Result (which is also sometimes referred to as “FFO”), as calculated by Gazit-Globe in accordance with the rules of the European Public Real Estate Association (“EPRA”), which appears in the Board of Directors’ Report of Gazit-Globe, or, in the event of this data not appearing in the Board of Directors’ Report of Gazit-Globe, then as calculated by the Company’s President or its CFO and provided to the Bank with the signed certification of one of the aforesaid.

Notwithstanding the aforesaid, a decrease in the aforementioned ratio to below 1.75 will not be deemed a Breach Event if, within 5 business days of the breach occurring, we deposit in Our Account an amount that is not less than the amount of the aforesaid Interest that is to be paid with respect to the Banking Services for the six-month period following the occurrence of the aforesaid breach, and so long as said amount remains deposited in Our Account.

Notwithstanding the aforesaid, a decrease in the aforementioned ratio to below 1.75 during three consecutive quarters will be deemed a Breach Event, even if the deposit referred to above is deposited in Our Account;

8.4.	If the ratio between the total net financial debt of the Guarantor (as defined below) and the total assets of the Guarantor, net of cash (as defined below) is greater than 0.775% at any time, all as reported in the quarterly and annual (consolidated) financial statements of the Guarantor, which are audited or reviewed by a qualified external auditor, at any time and from time to time.

“Net financial debt” means – in relation to every date to which the following refer, respectively – (I) the total of all the obligations and liabilities of the Guarantor – (1) to banks and other financial institutions, and (2) those resulting from bonds of all kinds, including straight bonds and convertible bonds, and (3) with respect to loans that the Guarantor received from related companies or any other third parties, after deducting (II) cash (as defined below), all as presented in the quarterly and annual consolidated financial statements of the Guarantor, which are audited or reviewed by a qualified external auditor, at any time and from time to time.

“Cash” means – in relation to every date to which the following refer, respectively – the total of (1) cash, and (2) short-term deposits with banks and financial institutions licensed by law to conduct financial operations, and (3) short-term investments that are classified as such under the generally accepted accounting principles applicable to us pursuant to the law, and that all constitute part of the current assets of the Guarantor, all as presented in the quarterly and annual consolidated financial statements of the Guarantor, which are audited or reviewed by a qualified external auditor, at any time and from time to time;

8.5.	If we take a decision with regard to restructuring (as defined below) and it is not intended that the Company will continue to exist following the aforesaid restructuring;

8.6.	If we take, or Gazit-Globe takes, a decision to go into voluntary liquidation and/or a winding-up order is issued against us or against Gazit-Globe; and/or if a liquidation petition is filed against us or against Gazit-Globe and/or is granted against us or against Gazit-Globe; and if a temporary, permanent or other liquidator or a special administrator or a trustee is appointed for us or for Gazit-Globe and/or if a stay of proceedings petition is filed with regard to us and against us, or with regard to and against Gazit-Globe and/or an order to stay the aforesaid proceedings is granted; and/or if discussions are taking place for the purpose of arriving at an arrangement or a compromise proposal between ourselves and our creditors, or between Gazit-Globe and its creditors and/or if such an arrangement or compromise proposal is ratified.

Notwithstanding the aforesaid, if a petition as aforesaid has been filed by a third party , and an interim order has not yet been granted, the Bank will not be entitled to demand the immediate repayment of the Above Amounts, in their entirety or in part, or to act in the manner described at the beginning of clause 8, except after the expiry of 90 days from the date of filing the petition and subject to the amount involved being sufficient, in the opinion of the Bank, to warrant putting our or Gazit-Globe’s, as the case may be, existence as a company and/or the repayment of the Above Amounts at risk;

8.7.	If a receivership petition is filed on our property or on the property of Gazit-Globe in a cumulative amount in excess of USD 50 million and/or if a receivership order is granted in such a cumulative amount and/or if a permanent and/or temporary and/or other receiver is appointed over property in such a cumulative amount.

Notwithstanding the aforesaid, in the case of petitions for which orders have not yet been granted – the Bank will not be entitled to take action pursuant to this cause except after 90 days from the date of filing the petition(s) and subject to the amount involved being sufficient, in the opinion of the Bank, to warrant putting our or Gazit-Globe’s existence and/or the repayment of the Above Amounts at risk;

8.8.	If an attachment is imposed or a judicial order granted (including by the Execution Office) ordering the performance of a similar execution measure or the taking of some other form of collection measure on our property and/or on the property of Gazit-Globe with regard to a debt in a cumulative amount in excess of USD 50 million and solely to the extent that the contents of this sub-clause relate to ex parte orders that have been granted, then the Company will be granted a 30-day recovery period to have the attachment or execution measure removed; and/or if an attachment is imposed or a similar execution measure granted or some other form of collection measure is taken or a judicial order (including by the Execution Office) is granted, with regard to any part of the collateral provided and to be provided to secure the repayment of the Above Amounts, and this is with respect to a debt in a cumulative amount in excess of USD 20 million.

Notwithstanding the aforesaid, in the case of petitions for which orders have not yet been granted – the Bank will not be entitled to take action pursuant to this cause except after 21 days from the date of filing the petition;

8.9.	If we ceased to repay our debts and/or to conduct our business and/or if Gazit-Globe has ceased to repay its debts and/or to conduct its business;

8.10.	If we discontinue our activities or a significant part thereof for a period of 30 consecutive days or more, or if Gazit-Globe discontinues its activities or a significant part thereof for a period of 30 consecutive days or more;

8.11.	If any payment of the Above Amounts becomes overdue and is in arrears for longer than 7 business days, unless the delay in making the aforesaid payment is due to a strike at the Bank, rendering it impossible to make the payment;

8.12.	If, as a result of a payment delay or repayment default of any debt amount that we and/or Gazit-Globe owe and/or will owe to the Bank and/or any financial institution and/or bondholders (hereinafter, collectively – “Financial Creditor”), a Financial Creditor demands that we and/or Gazit-Globe make immediate repayment of any debt amount that we and/or Gazit-Globe owe and/or will owe to the Financial Creditor in a cumulative amount in excess of EUR 30 (thirty) million (or an amount of equivalent value in another currency), and that the aforesaid Financial Creditor’s demand is not revoked – or that an authorized court does not issue an injunction against complying with the aforesaid demand (and so long as said injunction remains in force) – within 21 business days from the date when it was sent;

8.13.	If any of the events listed above in this clause should occur, mutatis mutandis, to the Guarantor;

8.14.	If the equity of Gazit-Globe is less than NIS 3.5 billion, as reported in the quarterly and annual (consolidated) financial statements of Gazit-Globe, which are audited or reviewed by a qualified external auditor;

8.15.	If the Tel Aviv Stock Exchange Ltd. suspends or discontinues trade in the shares of Gazit-Globe for a period longer than 4 (four) consecutive trading days (during which other trading was conducted on the Tel Aviv Stock Exchange Ltd.);

8.16.	If we breach our undertaking to provide the Bank with balance sheets, financial statements, accounting records and other reference material with regard to the state of our business, in accordance with the contents of clause 10 below, and the aforesaid breach is not rectified by us within 14 business days from the date of receiving written notice from the Bank regarding this;

8.17.	If this Facility Deed, in its entirety or in part, and including the collateral documents and/or the collateral provided or to be provided to secure the Above Amounts, ceases to be legally valid and/or ceases to have binding force, unless, within 5 business days from the date of our being informed of this fact, we sign all the documents that we are asked to sign and we take all the measures that we are required to take in order to reinstate the legal validity and/or the binding force of the aforesaid documents;

8.18.	If any of our undertakings in favor of the Bank pursuant to this Facility Deed and/or pursuant to the collateral documents is unenforceable and/or is deemed to be illegal and/or invalid, unless, within 5 business days from the date of our being informed of this fact, we sign all the documents that we are asked to sign and we take all the measures that we are required to take in order to reinstate the legal validity of the aforesaid undertakings;

8.19.	If the following three conditions have been fulfilled cumulatively:

a.	Mr. Chaim Katzman has ceased to be our controlling shareholder (directly or indirectly); and also

b.	Mr. Dori Segal did not become our controlling shareholder (directly or indirectly); and also

c.	Neither of the following conditions were fulfilled during the 60-day period following the cessation of control referred to in sub-clause a. (and assuming that Mr. Segal did not become a controlling shareholder as referred to in sub-clause b.):

1.	The Bank gave its consent to the change in control as described above; or

2.	We repaid, by means of an early repayment, the balance of the outstanding Credit and cancelled the Facility.

Notwithstanding that stated in this clause above, if the Bank believes that, in its professional opinion, the waiting periods specified in this clause above will be of such a length as to significantly endanger its rights and/or prejudice its chances of foreclosing on the pledged assets that form the collateral, and/or to demand immediate repayment of the secured amounts and/or to take measures for their collection, the Bank will be exempt from having to wait until the end of the above waiting periods and/or will be entitled to shorten the above waiting periods, provided that the Bank notifies us of this in writing prior to making a demand for immediate repayment.

In addition, the waiting periods referred to above will not be cumulative to (but will overlap with) the waiting periods and/or advance notice periods and/or extension periods granted pursuant to any of the documents which we have signed and/or will sign in connection with the Banking Services and/or the collateral.

9.	Right of Transfer; Disclosure of Information

9.1.	At any time, the Bank is entitled, at its sole discretion and without having to obtain our consent thereto, to transfer the whole or a proportional part of its rights and obligations in connection with the Credit and pursuant to this Facility Deed and pursuant to the collateral provided and/or to be provided to the Bank for the fulfillment of the obligations in connection with the Credit and pursuant to this Facility Deed (hereinafter – “the Above Rights and Obligations”) solely to any of the other four major banks in Israel (other than Bank Hapoalim Ltd) (hereinafter – “the Transferee”), subject to the provisions of this clause below, and also on condition that the Transferee takes upon itself all the rights and obligations of the Bank, as described in this agreement. We undertake to cooperate, insofar as this is required for the purpose of transferring the Above Rights, including signing any customary document that is required for this purpose, provided that this undertaking by us will not be interpreted as being our consent to bear any additional cost and/or obligation or liability.

“Transfer” is defined as – the sale and/or assignment of the Above Rights, in their entirety or in part, directly and also by means of selling participations in the Above Rights and by any other means that the Bank deems fitting. The Transfer will be made to one Transferee or to several Transferees, at one time or from time to time.

9.2.	The Bank will not be entitled to transfer any information concerning us to any third party. Notwithstanding the aforesaid, the Bank will be entitled, at any time, to disclose information (as defined below) in connection with the transfer of the Above Rights to any corporation that meets the definition of a “Transferee”, as referred to in clause 9.1 above, with whom the Bank is or might be conducting negotiations for the purpose of transferring the Above Rights to it (hereinafter – “Potential Contact”). Likewise, the Bank will be entitled to disclose information to consultants working on its behalf and/or on behalf of a Potential Contact (hereinafter – “Consultants”). The disclosure of information, whether to a Potential Contact or to Consultants, as referred to above, will be done subject to having the Potential Contact and/or the Consultants sign a Non-Disclosure Agreement, in accordance with the wording attached as Appendix D to this Deed.

“Information” is defined as – any information currently available to the Bank and/or that will become available to the Bank in the future, which, in the Bank’s judgment, is necessary or desirable to transfer to a Potential Contact, but solely in connection with the transfer of the Above Rights and Obligations, including, without derogating from the generality of the aforesaid, information about the Credit granted to us pursuant solely to this Facility Deed, and information about the pledges and collateral provided and/or to be provided solely to secure the aforesaid. If, at any future date, the Guarantor ceases to be a reporting corporation, this definition will also include general information about us.

9.3.	We will not be entitled to transfer to another any right or obligation in relation to the Credit and/or this Facility Deed, without first receiving the Bank’s written consent.

10.	Provision of Balance Sheets and Periodic Financial Statements

10.1.	We are aware that, on every occasion when we are required to prepare balance sheets and periodic financial statements pursuant to the law, one of the preconditions for receiving the Credit and/or for the continued existence of the Credit is the provision of such balance sheets and financial statements to the Bank, as required pursuant to the directives of the Banking Supervision Department and/or the Bank of Israel and/or as prescribed by any law and/or by an authorized authority, and we undertake to so provide them, in the format prescribed by the law or in accordance with generally accepted accounting principles and as frequently as we are required to do so by virtue of the provisions of the law or the directives of an authority, as stated.

10.2.	We hereby undertake to provide the Bank with the Guarantor’s quarterly balance sheet on an expanded stand-alone basis (as defined below) prepared by the Guarantor (this is neither audited or reviewed by the auditors, nor is it approved by the Guarantor’s Board of Directors), by, and not later than, May 31, August 31 and November 30 of every calendar year, with this being signed by the Guarantor’s most senior financial officer.

Likewise, we undertake to provide the Bank with the Guarantor’s annual balance sheet on an expanded stand-alone basis prepared by the Guarantor (this is neither audited or reviewed by the auditors, nor is it approved by the Guarantor’s Board of Directors), by, and not later than, March 31 of every calendar year, with this being signed by the Guarantor’s most senior financial officer.

10.3.	At the request of the Bank from time to time, and within a reasonable time from the date of the Bank making its request, its representative will be permitted to view during the Bank’s normal working hours any balance sheet, financial statements, accounting records, ledger card or ledger, film, books, reference material and other customary documents, as well as any information relating to our financial and operational situation and/or our business position; it is hereby clarified that the passing of information to the Bank is subject to the obligation to safeguard the confidentiality of such information, as covered by the law.

“Balance sheet on an expanded stand-alone basis” is defined as – the balance sheet of the Company consolidated with the balance sheets of private subsidiaries of the Guarantor and where the public subsidiaries of the Guarantor are presented according to the equity method, as prepared by the Guarantor on a quarterly and annual basis, in accordance with generally accepted accounting principles in Israel that are applied to the aforesaid balance sheet, mutatis mutandis. It is clarified that the balance sheet on an expanded stand-alone basis is to be prepared by the Guarantor and is to be signed by an officer thereof, and that it is not a financial report that has been audited or reviewed by the auditors of the Guarantor and it has not been approved by the Board of Directors of the Guarantor.

11.	Additional Definitions

The meaning of “Restructuring” – a merger or split (as these terms are defined in Chapter E.2 of the Income Tax Ordinance (New Version) or in the Companies Law, 1999 or in the provisions of any law that replaces either of these) and also the transfer of assets in exchange for shares, all as stated in Chapter E.2 of the aforesaid law or elsewhere.

The meaning of “Control” – as this term is defined in the Securities Law, 1968.

12.	Substantive Law and Jurisdiction

12.1.	This Facility Deed and each of the Documents of General Terms are to be interpreted pursuant to and in accordance with the laws of the State of Israel.

12.2.	The designated jurisdiction for the purpose of this Facility Deed and each of the Documents of General Terms is hereby determined as being the authorized court in Tel-Aviv-Jaffa, subject to the Bank being entitled to take any measure in any jurisdiction where we or Gazit Inc., own assets or where their registered office is located.

13.	Special Terms

13.1.	It is hereby agreed that the Interest rate referred to in clause 4 above and/or the terms and/or the fee rates referred to in clause 7.1-7.2 above will apply through to the End of the Utilization Period, unless it is agreed between ourselves and the Bank, within 30 days of the date of our signature to this Facility Deed, to change the Interest rate and/or to change the terms and/or to change the fee rates, as referred to above (hereinafter, collectively – “a Change in the Terms”).

Notwithstanding anything stated in this Facility Deed heretofore or hereinafter and/or in any of the Banking Services documents, it is hereby agreed that, in the event of no accord being reached between ourselves and the Bank within 30 days of the date of our signature to this Facility Deed with regard to a Change in the Terms – we will be entitled to repay, at the end of the aforesaid 30-day period, by way of an early repayment, the full amount of the Credit, and in such an instance we will not be required to pay any fee or penalty to the Bank for the repayment of the Credit.

13.2.	It is hereby agreed that, in the event of the early repayment of the Credit as stated in clause 13.1 above, the contents of clause 7.1 and clause 7.3 will apply with regard to the pro-rata refund of fees.

14.	General

14.1.	With regard to any matter that is dealt with both in this Facility Deed and also in the General Terms for Opening an Account or in any document from the Documents of General Terms (including the causes and criteria for demanding immediate repayment and the advance notices prior to demanding immediate repayment, if any), only that stated in this Facility Deed will apply; in any instance of discrepancy between that stated in the General Terms for Opening an Account and any of the terms of this Facility Deed, that stated in this Facility Deed will prevail.

14.2.	This Credit Facility Deed replaces and cancels the credit facility deed that we signed with the Bank on September 23, 2007 and the amendment deed to the aforesaid credit facility deed that we signed with the Bank on December 31, 2009 and stands in their stead.

Signed by us to attest to the above:

[Signed by] Roni Soffer and Varda Zuntz

Gazit Israel (Founded by Gazit Inc., Panama) Ltd.

Name:	[By hand] Roni Soffer	Position:
Name:	[By hand] Varda Zuntz	Position:	[By hand] Company Secretary

Certification of Lawyer

I, the undersigned, [By hand] Shaul Hayoun, Adv., being the lawyer for Gazit Israel (Founded by Gazit Inc., Panama) Ltd. (hereinafter – “the Company”) do hereby certify that the above document has been signed for the Company by Messrs. [By hand] Roni Soffer ID No. [By Hand] 027943042 and [By hand] Varda Zuntz ID No. [By hand] 052132115, who are ~~officers of the Company, as referred to in Section 39 of the Companies Law, 1999~~ [By hand] authorized signatories of the Company, this being as legally resolved by the Company and in accordance with the Company’s documents of incorporation – and that the above signatures bind the Company for all intents and purposes.

Date [By Hand] 25/5/10	[Signed by] Shaul Hayoun
[Stamped] SHAUL HAYOUN, ADV.
License No. 23475
Lawyer’s signature and stamp

We hereby certify our agreement to the aforesaid.

Bank Hapoalim Ltd.

Head Office Management

A. Nemesh       A. Avraham